SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 March 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

12  March 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

On 27 February 2015, the Group announced (the "Summary Remuneration" announcement) details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan (LTIP) awards and Fixed Share Awards for PDMRs. Where awards had not yet been made, estimates were provided. The Group announces that the following awards were made and released today.

This announcement should be read in conjunction with the Summary Remuneration announcement and disclosures in the 2014 Annual Report and Accounts published on 11 March 2015. The 2014 Annual Report and Accounts is available on the 'Financial Performance' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2014 GROUP ANNUAL BONUS
As announced on 27 February 2015, annual bonus awards are deferred into shares ("Deferred Bonus Awards") under the Lloyds Banking Group Deferred Bonus Plan ("Deferred Bonus Plan") and are subject to performance adjustment and clawback. Information regarding the performance of the Executive Directors in 2014 can be found in the Annual Report and Accounts published on 11 March 2015.

Group Chief Executive
The Group Chief Executive, António Horta-Osório, was today awarded a Deferred Bonus Award in the amount of 1,000,875 Shares.  The Deferred Bonus Award is subject to performance adjustment and forfeiture provisions, is deferred for five years and subject to clawback for seven years from the date of award. The vesting of the Deferred Bonus Award is subject to an additional condition that either the share price must remain above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant.  If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. The award will be subject to a further holding period following vesting such that, in any event, the Shares will release no earlier than five years after grant. If neither of the conditions has been met by the fifth anniversary of grant, the Deferred Bonus Award will lapse entirely.

Executive Directors
The Executive Directors, George Culmer and Juan Colombás were today each awarded a Deferred Bonus Award.  The Deferred Bonus Awards are subject to deferral until at least March 2017.  The vesting of these Deferred Bonus Awards is subject to performance adjustment throughout the deferral period and clawback for at least seven years from the date of award.

Name	Number of Shares Awarded1
Juan Colombás	585,376
George Culmer	620,542

Other Members of the Group Executive Committee
In line with the Remuneration Code, a maximum of 40% of any 2014 bonus award for other members of the Group Executive Committee will be paid in 2015. Of this, £2,000 is paid in March, with the balance delivered in Shares in June and September, which will be announced at that time.  The remaining 60% was awarded today, as shown in the table below, deferred into Shares (Deferred Bonus Award) until at least March 2016. All these awards are subject to performance adjustment throughout the deferral period and clawback for at least 7 years.

Name	Number of Shares Awarded1
Andrew Bester	375,328
Alison Brittain	346,280
António Lorenzo	324,513
Vim Maru	322,782
David Nicholson	90,078
David Oldfield	207,895
Miguel-Ángel Rodríguez-Sola	316,858
Toby Strauss	106,613
Matt Young	270,818

1Based on a share price of 79.93  pence being the average of the closing share price of the five trading days prior to the date of award.

DEFERRED BONUS AWARDS FOR 2011 PERFORMANCE
As announced on 27 February 2015, Deferred Bonus Awards which relate to Group and individual performance in the 2011 performance year are due to be released in 2015. Under the Group's deferral policy, a proportion of the Shares subject to the Deferred Bonus Awards are released over a three year period ending in 2015, being received in tranches in March and September.

In this respect, the Group announces that today, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below acquired the number of Shares (for nil consideration) as set out by their name. A further announcement will be made in September for the September release.

The Group Chief Executive declined a bonus award in respect of the 2011 performance year.

Name	Shares
Juan Colombás	118,078
Alison Brittain	159,977
António Lorenzo	118,078
Vim Maru	30,631
Miguel-Ángel Rodríguez-Sola	121,126
David Oldfield	17,012
Toby Strauss	79,736
Matt Young	42,406

DEFERRED BONUS AWARDS FOR 2012 AND 2013 PERFORMANCE
As announced on 27 February 2015, the Board has decided to freeze the release of Shares in respect of Deferred Bonus Awards from 2012 and 2013 for individuals who were members of the Group Executive Committee in the period 1 March 2012 to 19 March 2013 and for some other senior executives, until the conclusion of an ongoing and previously disclosed FCA enforcement investigation into PPI complaint handling.

We are working with the regulator to resolve these issues and we continue to ensure our customers' complaints are addressed efficiently and fairly. The Board believes this is a responsible, precautionary and prudent approach, as it wants to retain flexibility to consider the release of Shares under these Deferred Bonus Awards at the conclusion of the investigation.

As a consequence, the only PDMR acquiring Shares today whose awards in respect of the Deferred Bonus for 2012 and 2013 had not been frozen is David Oldfield who became a Group Executive Committee member on 9 May 2014.  The Group therefore announces that today, after the settlement of income tax and national insurance contributions, David Oldfield acquired 41,537 Shares (for nil consideration). A further announcement will be made in September for the September release.

RELEASE OF LONG TERM INCENTIVE PLAN 2012 AWARDS
As announced on 27 February 2015,the Group has performed strongly over the performance period applicable to the 2012 LTIP awards, transforming the business for the benefit of our shareholders. During the relevant performance period (from 1 January 2012 to 31 December 2014), the Group's share price increased by 193 per cent from 25.91 pence to 75.82 pence.  This compares to an average increase of 31 per cent over the same period for FTSE 350 banks.

The scale of the challenge was set out in stretching targets applicable to the 2012 LTIP awards as approved by the Remuneration Committee and our shareholders. The value of these awards reflects not only the achievement of targets, but also the increase in share price from 34.786 pence at the time of grant to the current value, in line with the increase realised by shareholders.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below today acquired the number of Shares as set out by their name, following the partial vesting of the 2012 LTIP awards.

Name1	Shares
António Horta-Osório	4,937,883
Juan Colombás	2,122,701
George Culmer	2,384,313
Alison Brittain	2,318,082
António Lorenzo	2,172,374
Vim Maru	735,897
David Nicholson	1,324,618
David Oldfield	607,115
Miguel-Ángel Rodríguez-Sola	975,065
Toby Strauss	1,738,561
Matt Young	1,324,618

1 Andrew Bester joined the Group in July 2012 and therefore did not receive a 2012 LTIP award.

GRANT OF LONG TERM INCENTIVE PLAN 2015 AWARDS
As announced on 27 February 2015, awards were made today under the Group's LTIP. The 2015 LTIP awards will vest in 2018 subject to the satisfaction of stretching performance targets.  Executive Directors and members of the Group Executive Committee are required to hold the Shares which vest for a further two years.

Name	Maximum Number of Shares Awarded1,2,3	Expected Value4
António Horta-Osório	4,579,006	£1,830,000
Juan Colombás	2,442,762	£976,250
George Culmer	2,477,167	£990,000
Andrew Bester	2,627,298	£1,050,000
Alison Brittain	2,408,357	£962,500
António Lorenzo	2,256,974	£902,000
Vim Maru	819,967	£327,700
David Nicholson	1,376,204	£550,000
David Oldfield	1,995,496	£797,500
Miguel-Ángel Rodríguez-Sola	2,012,698	£804,375
Toby Strauss	1,995,496	£797,500
Matt Young	1,720,255	£687,500

1 Based on a share price of 79.93  pence being the average of the closing share price of the five trading days prior to the date of award.
2 Vesting in 2018 subject to the satisfaction of stretching performance targets.
3 Based on Mr Horta-Osório's 'reference salary' of £1,220,000.
4 The values for the LTIP awards are shown at an expected value of 50% of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting.  These awards are subject to clawback for at least 7 years after award.

FIXED SHARE AWARDS IN 2015
A further announcement will be made in March for the Fixed Share Award in respect of the first quarter of 2015 and thereafter in the quarter in which the award is made.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 12 March 2015